Exhibit 99.3

The following is an excerpt of the minutes presented to the Company’s Board of Directors updating the Board on the progress of the potential “going dark” transaction.

CHAMPION INDUSTRIES, INC.
Board of Directors Meeting
Pullman Plaza Hotel, Huntington – 9:00AM
November 16, 2015

III.	Discussion of Going Dark Transaction

Mr. Evans discussed the progress of the exploration of the potential “going dark” transaction with the board. Mr. Evans disclosed the valuation firm had agreed to the price previously presented to the board and a 4-6 week turnaround. Given this information, the board approved continued exploration of the potential transaction after a motion by Mr. Wilcox and second by Mr. Cline.